EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name of Entity	Incorporation or Organization

PLX Technology (Europe) Ltd.	United Kingdom

PLX Technology Japan K.K.	Japan

PLX Technology China	China

PLX Technology Taiwan	Taiwan